**Mail Stop 3561**

March 23, 2007

By Facsimile and U.S. Mail

Mr. Roger S. Penske
Chief Executive Officer
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan  48302

      **Re:  United Auto Group, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2006**
           **Filed March 1, 2007**
           **File No.  1-12297**

Dear Mr. Penske:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.      Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

Critical Accounting Policies and Estimates, page 29

2.      With respect to the policies that you have identified, please enhance to your discussion to quantify the related balances and significant changes that have occurred during the periods presented as well as permissible alternative accounting treatment as applicable. For example, with respect to revenue recognition, disclose the specific estimates and judgments involved with respect to the timing of your revenue.  Quantify the amount of rebates and other incentives recorded each period as a reduction of cost of sales or expense.  Disclose the judgment involved in determining when rebates and other incentives should be recognized and any alternative accounting treatment that exists. With respect to finance and insurance sales, please disclose the amount you have reserved for charge backs as of each balance sheet date, the amounts added and subtracted from the reserve and discuss the reasons for any significant variances from period to period.  With respect to sales tax, please discuss the alternative treatment and the alternative treatments impact on the financial statements.  Regarding investments, it appears that you merely copied most of the first paragraph of your accounting policy in your notes to the financial statements.  Based upon the amounts involved it is not clear why you have concluded that this is a critical accounting policy.  If you continue to believe that this is a critical accounting policy, please revise your disclosure to quantify the amount of investments included in your balance sheet, any significant impairments you have recorded during the periods presented as well as the assumption you have used to value investments that can not be valued by reference to a liquid actively traded market.  With respect to self insurance, please quantify the amounts you have reserved as of each balance sheet date, the additions and reduction to the reserve during the periods presented and discuss the reason for significant variances.  With respect to income taxes, please disclose the amount of valuation reserves recorded, the judgment involved in concluding that the valuation reserve was warranted and appropriately values as well as the reason for significant changes.  Given the amount of valuation allowances recorded, it is difficult to understand how you concluded that this is a critical accounting policy.

Item 8.  Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Basis of Presentation, page F-12

3.      We note your disclosure relating to your adoption of SAB 108. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108.  SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors.  Your disclosure did not provide the amount of errors incurred by fiscal year as required by SAB 108 nor did it indicate if

qualitative factors were considered.  Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis.  Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Impairment Testing, page F-15

4.      Please disclose when you perform your annual test of goodwill for impairment.  See paragraph 26 of SFAS 142.

Note 8. Interest Rate Swaps, page F-25

5.      Please disclose the impact of the interest rate swap on the effective interest rate of your floor plan debts.  We note your disclosure in note 6 that the weighted average rate of floor plan borrowings was 6.1% in 2006.  It is not clear if this reflects the effect of the swaps.

Item 9A.  Controls and Procedures, page 49

6.      We note your disclosure that your principal executive and financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2006.  In future filings, please do not reference a specific date in your disclosure.  Instead, please disclose that your evaluation and conclusion is "as of the end of the period covered by the report."  See Item 307 of Regulation S-K.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •    the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Roger S. Penske
United Auto Group, Inc.
March 23, 2007
Page 4


         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filings or in response to our comments on your filings.

         Please send us your response to our comments within ten business days from the date of
this letter.  You should provide a cover letter keying your response to our comments, and provide
the requested supplementary information, if any.  Where our comment requests you to revise
future filings, we would expect that information to be included in your next filing.  If you believe
complying with a comment is not appropriate, please tell us why in your letter. Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence
file.  Refer to Rule 101 (a) of Regulation S-T.

         You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence,
contact me at (202) 551-3841, if you have questions regarding comments on the financial
statements and related matters.


                                              Sincerely,


                                              Michael Moran
                                              Accounting Branch Chief